FROM : Panasonic TAD/FAX PHONE NO. : Dec. 06 2002 06:23PM P01

02 NOV 12 AM 11:56

Grupo Dataflux, S.A. de C.V.

Date: November 6, 2002

02055787

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624

SUPPL

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

Dear Sirs:

Find attached 1 press release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

Sincerely,

Adrián González
Grupo Dataflux
Investor Relations

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

11/18

todito.com

TODITO.COM ANNOUNCES POSITIVE CASH FLOW IN 3Q01 FROM US$ 2.6 MILLION IN SALES

-- Sales Up 83% and EBITDA Up 126% vs. 3Q00--

--Sales of Todito Pre-paid Internet Card Reach 20,000 Cards per Month--

FOR IMMEDIATE RELEASE:

Mexico City, Mexico – October 17, 2001. Todito.com, S.A. de C.V., a leading Internet portal, ISP and marketplace for North American Spanish-speakers announced dramatic Sales and Cash Flow growth in 3Q01.

"Every day there are more internet users in Mexico, all seeking the kinds of communication, connectivity and e-commerce services that Todito provides," commented Todito's President and Founder, Guillermo Salinas-Pliego. "As other internet companies serving the Mexican market disappear, Todito is well-positioned to continue the quarter-to-quarter sales and EBITDA growth that we have posted during our first two years of operations."

3Q01 Financial Results

	3Q01(thousands)		% Change	3Q00 (thousands)	
	Pesos*	US$**		Pesos	US$
Sales					
Cash Sales	Ps. 22,179	US$ 2,321	+91%	Ps. 11,617	US$ 1,216
Total Sales ***	25,115	2,629	+83%	13,743	1,438
Operating Costs					
Cash Operating Costs	14,259	1,492	+ 76%	8,111	849
Total Operating Costs****	59,365	6,213	+7%	55,387	5,797
Cash Flow (EBITDA)	Ps. 7,920	US$ 829	+126%	Ps. 3,506	US$ 367

*Constant pesos as of September 30, 2001.
**Conversion based on the exchange rate in effect at September 30, 2001 of Ps. 9.55 per US$1.
***Total sales is advertising sales, plus e-commerce rents and commissions, and revenue from the sale of other services, including Todito Card.
****All costs and expenses, including advertising sales commissions.

Todito's Total Sales for 3Q01 increased 83% to Ps. 25.1 million (US$ 2.6 million) from Ps. 13.7 million (US$ 1.4 million) in 3Q00. Cash Sales were Ps. 22.2 million (US$2.3 million), representing 88% of Total Sales. Todito's Non-Cash Sales of Ps. 2.9 million (US$

307,000), represent the Company's barter of online advertising in exchange for goods and services necessary to Todito's business, including band-width, print promotion and on-line advertising.

Total Operating Costs were Ps. 59.4 million (US$ 6.2 million), of which only 24% -- Ps. 14.3 million (US$ 1.5 million) -- were Cash Operating Costs, with the remainder being Non-Cash Operating Costs associated with television advertising and content received by Todito under the Company's five-year service agreement with TV Azteca. Cash Operating Costs increased 76% to Ps. 14.3 million (US$ 1.5 million) from Ps. 8.1 million (US$ 849,000) in 3Q00, primarily due to increased sales commissions associated with increased online advertising sales, as well as operating costs related to systems, including increased band-width, software license upgrades and additional systems personnel.

As a result, Todito's Cash Flow (EBITDA) for 3Q01 increased 126% to Ps. 7.9 million (US$ 829,000) from Ps. 3.5 million (US$ 367,000) in 3Q00.

Todito's Financial Results are audited by PricewaterhouseCoopers, S.C.

9 Months 2001 Financial Results

	9 Months '01(thousands)		% Change	9 Months '00 (thousands)	
	Pesos*	US$**		Pesos	US$
Sales					
Cash Sales	Ps. 57,033	US$ 5,969	+159%	Ps. 21,979	US$ 2,300
Total Sales ***	63,719	6,669	+136%	26,992	2,825
Operating Costs					
Cash Operating Costs	38,400	4,019	+51%	25,355	2,654
Total Operating Costs****	180,849	18,929	+10%	163,759	17,140
Cash Flow (EBITDA)	Ps. 18,633	US$ 1,950		Ps. (3,375)	US$ (353)

*Constant pesos as of September 30, 2001.
**Conversion based on the exchange rate in effect at September 30, 2001 of Ps 9.55 per US$1.
*** Total sales is advertising sales, plus e-commerce rents and commissions, and revenue from the sale of other services, including Todito Card.
****All costs and expenses, including advertising sales commissions.

Todito's Total Sales for the first nine months of 2001 increased 136% to Ps. 63.7 million (US$ 6.7 million) from Ps. 27 million (US$ 2.8 million) for the same period in 2000. Cash Sales were Ps. 57 million (US$ 6 million), representing 90% of Total Sales.

Total Operating Costs were Ps. 180.8 million (US$ 18.9 million), of which only 21% -- Ps. 38.4 million (US$ 4 million) -- were Cash Operating Costs, with the remainder being Non-Cash Operating Costs.

As a result, Todito registered positive EBITDA of Ps. 18.6 million (US$ 2 *million) in* the first nine months of 2001, compared to negative EBITDA of Ps. 3.4 million (US$ 353,000) for the same period in 2000.

Sales of Todito Pre-paid Internet Card Reach 20,000 Cards per Month

In 3T01, Todito also reported continued dramatic growth in its pre-paid internet connection service—Todito Card—with approximately 20,000 cards sold in September, compared to 2,000 pre-paid internet access cards sold in April, the first month that Todito began offering the service. Todito Card is the only pre-paid internet service currently available in the Mexican market, with three denominations of pre-paid cards—15 hours of navigation for Ps.100, 30 hours for Ps.150 and 90 hours for Ps.300.

Todito Card's pre-paid internet access service functions in the same way as the pre-paid mobile phone cards that have permitted exponential growth of mobile phone use in Mexico. Todito Card users configure their computers following a simple set of instructions provided with each pre-paid card or by calling Todito Card technical support. Once connected to the Todito Card page on the internet (www.toditocard.com), Todito Card users choose a username and password and begin their pre-paid navigation.

"The demand for Todito Card has been overwhelming because people are familiar with the concept from pre-paid cellular phone cards and because they like the idea of only paying for the Internet connection time that they use," commented Todito's CEO, Tim Parsa. "Only Todito has the well-known Internet brand, as well as the access to massive promotion through TV Azteca and nationwide distribution through major retail chains to launch this innovative product."

Todito Card is sold in over 2,000 points of sale throughout Mexico, including approximately 600 Todito-Branded kiosks located in Grupo Elektra (NYSE:EKT) stores, one of Mexico's leading computer retailers.

Growing the Mexican Internet Market

"Todito is actively participating in growing the number of internet users in Mexico through our massive promotion on TV Azteca, our computer and internet connection sales kiosks in Grupo Elektra stores and our integration of Todito into the curriculum of the CNCI schools, Mexico's largest chain of computer-training schools," commented Todito's COO, Adrian Gonzalez. "We will continue to grow Todito's traffic and brand recognition with very low cash outflows, while at the same time launching new high-margin service, thereby reaping increasing economic benefits as the Internet becomes a mass medium in Mexico."

Company Profile

Todito.com, S.A. de C.V. is an Internet portal, ISP and marketplace for North American Spanish-speakers, jointly owned by Grupo Dataflux, S.A. de C.V. (BMV: DATAFLXB) and TV Azteca, S.A. de C.V. (NYSE: TZA; BMV: TVAZTCA).

Investor Inquiries

Adrian Gonzalez
Chief Operating Officer
Todito.com, S.A. de C.V.
adriang@todito.com
Tel: 528.319.3666
Fax: 528.319.3632

Ken Dipaola
The Dilenschneider Group
New York
kdipaola@dgi-nyc.com
Tel: 212.922.0900
Fax: 212.922.0971

Press Inquiries

Teresa Zaldivar
Corporate Communications
Todito.com, S.A. de C.V.
terezaldi@todito.com
Tel: 525.629.9051
Fax: 525.629.9059

Visit us:

www.todito.com

www.toditocard.com